Schedule 1 Transactions – Past 60 days

The Reporting Person effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Reporting Person during the sixty days prior to and including April 29, 2025 (date range: March 1, 2025 through April 29, 2025):

3/17/2025	Sold 16,664 shares at $29.2696
3/19/2025	Sold 14,142 shares at $29.2549
3/20/2025	Sold 2,725 shares at $29.2649
3/21/2025	Sold 5,398 shares at $29.0107
3/24/2025	Sold 9,602 shares at $29.0471
3/26/2025	Sold 3,161 shares at $30.6670
3/27/2025	Sold 15,000 shares at $30.2635
4/15/2025	Sold 20,000 shares at $29.5153
4/22/2025	Sold 38,055 shares at $29.9607
4/23/2025	Sold 8,200 shares at $30.5104
4/24/2025	Sold 25,000 shares at $32.8809
4/25/2025	Sold 18,959 shares at $33.0000
4/29/2025	Sold 14,489 shares at $33.5107